BACKERKIT

Welcome to crowdfunding reinvented

02 days left

The People's Venture

ROLE-PLAYING GAMES

by Kelleigh Wonder

$13,756,818 🎉
of $12,000,000 goal

252,140
backers

INVEST IN **BACKERKIT**

Crowdfunding reinvented for the creator economy

backerkit.com   San Francisco, CA   𝕏 in f ⃝

| Technology | Marketplace | Y Combinator | Notable Angel | Female Founder |

Highlights





Notable Angel
Raised $25k or more from a
notable angel investor

Y Combinator
Raised from Y Combinator

$20M+ Revenue

Earned over the last 12 months

1. Explosive 2024 growth:
2. $23.7M in revenue
3. 70% user increase
4. 2x funds raised
5. 4x projects launched YoY
6. $3.7B+ in funds managed, $650M paid to creators, & 15M users engaged since inception
7. Led by YC alum & serial entrepreneurs with 2 exits and experience scaling to 100M+ users
8. Backed by Y Combinator CEO Garry Tan and Gumroad CEO Sahil Lavingia

Featured Investors



Sahil Lavingia

Invested $100,000 ⓘ

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Syndicate Lead

Built Gumroad from $0 to $125M+ valuation. Raised $5M Reg-CF. Counts Eminem, Bon Jovi, Garth Brooks, Landmark Theatres, and Tim Ferriss as Gumroad users. Best selling author and seasoned angel investor (SandHill Markets, Eight Sleep, Maven and more).

"I am investing in BackerKit because I believe in their transformative approach to empowering creators and revolutionizing the crowdfunding process. With a proven track record—over $113 million in lifetime revenue and more than $650 million paid to creators since 2012—BackerKit has consistently demonstrated robust growth and a deep commitment to the creative community. The crowdfunding platform's impressive 284% year-over-year growth highlights its ability to adapt and thrive in an ever-changing market, while its innovative solutions streamline campaign management and post-campaign support for both creators and investors. Moreover, the leadership team, including visionary figures like Maxwell Salzberg, Rosanna Yau, and Alex Cavoulacos, brings a unique blend of experience, passion, and strategic insight that instills confidence in the company's future. Their dedication to excellence and continuous innovation has already redefined what is possible in the crowdfunding space. I am excited to support BackerKit as a Lead Investor, not only for its financial performance but also for its commitment to driving meaningful change in the way creative projects come to life. This opportunity aligns perfectly with my belief in investing in companies that make a positive impact, and I look forward to contributing to BackerKit's continued success."

 **Garry Tan**

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Notable Investor
CEO of Y Combinator. Co-founded Initialized Capital with Alexis Ohanian and raised more than $3.2 billion dollars. Early investor in Coinbase and Instacart.

"CEO of Y Combinator. Co-founded Initialized Capital with Alexis Ohanian and raised more than $3.2 billion dollars. Early investor in Coinbase and Instacart."

 **Brandon Sanderson**

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"We've already had a great relationship with BackerKit, using their Pledge Manager to fulfill our last two campaigns," said the Dragonsteel team. "Once BackerKit launched their crowdfunding platform, we felt a streamlined process on the same platform would provide the best experience for our fans. And BackerKit has done a great job innovating their platform to bring our vision for the campaign to life!"





Other investors include <u>Y Combinator</u> Notable , <u>SV Angel</u> Notable

Our Team



Maxwell Salzberg Chief Executive Officer & Co-Founder

Crowdfunding innovator. 2x founder. YC S12. Co-led the first ever $100K+ crowdfunded project. Redefined crowdfunding by co-inventing pledge management with BackerKit CCO. NYU Computer Science BS.



Rosanna Yau Chief Creative Officer, Co-Founder

Design guru. 3x founder. YC S12. Former California College of Arts Graphic Productions faculty member. University of California Communication Design BS. California College of Arts Interaction Design MFA.



Alex Cavoulacos Alexandra Cavoulacos, Chief Operating Officer

Operations executive. 3x founder. YC W12. Co-founded and scaled The Muse from 0 to 75M+ users. Co-founded Meta Angels, acquired in 2022. Forbes 30 under 30 in Media. Best-selling author. Ex-McKinsey. Yale BA.

Why BackerKit?




BACKERKIT
Fuelling the next generation of creator-led funding

Tl;dr - for the skippers and scrollers

BackerKit is the creator-centric rewards-based crowdfunding platform empowering creators to realize their biggest dreams, again and again. We're on a mission to supercharge success and drive a new era of explosive growth for creator-led funding.

Our momentum is unstoppable.

We were first to market with our pledge manager product, which today powers 1 in 4 Kickstarter dollars raised. After pledge manager became the industry standard, creators were still missing a final piece to turn their passions into viable businesses. So in 2022, we introduced BackerKit Crowdfunding, our first end-to-end crowdfunding platform.

In 2024, we earned $23.7 million in revenue across all product lines - capping off a decade of driving industry growth with $3.7B in funds managed and $650M paid to creators worldwide.

We're building **crowdfunding for fandoms.** Our new platform breaks the old crowdfunding rules that focus on one-off projects. It instead centers creators and their communities. And it's working – we've fueled some of the biggest record-breaking campaigns and partnered with some of the most popular creators in history! Crowdfunding is the fastest growing product line in our 12-year history.

BackerKit Crowdfunding <mark>YoY Growth</mark>

2.8x
Pledge Volume

4x
Project Launches

10x
Collab-Funding
Creator Acquisition

There's a massive opportunity within the booming $260 billion dollar Creator Economy. That door is wide open—and it's ours to seize now.

Why are we raising an investment round on Wefunder?

BackerKit's success is directly tied to the success of the creators who use our platform. By continuing to build the best tools for them, we strengthen the entire ecosystem and increase our value as a company. We want our creators to become investors with us on this journey.

Unlike the rewards-based crowdfunding available on BackerKit, where backers receive perks or products, equity crowdfunding on Wefunder allows investors to receive actual ownership and potential financial returns as we grow, in addition to rewards.

While there are other routes to funding, equity crowdfunding was the only option we considered. BackerKit is a founder-led, bootstrapped company, and like our creators, we want to remain independent.

Today, we invite you to join us on our next pioneering journey - not as passengers, but as partners.

Just click   INVEST

We're at a critical moment in crowdfunding

Creators have hit funding plateaus. The old playbook isn't working. As the crowdfunding space matured over the last decade, sites continue to lag in innovation.

Whether creators were launching their 1st or 21st campaign, they're still met the same pain points:

- Starting from scratch with each new campaign build
- The inability to reach their backer audience between campaigns
- Outdated campaign capabilities



They also met new challenges both in and outside of crowdfunding:

- Higher competition on crowdfunding sites
- Rising advertising costs
- Declining returns on social media

Many creators candidly shared with us that they were seeking an alternative, and fast.

Times have changed – and two versions of the internet are emerging. One built on the algorithmic-based, traffic-dependent platforms of the past. And another built for the passion-led, member-driven communities of today.

To pave a sustainable future for crowdfunding and its creators, we had to think bigger. Fan-driven experiences and the desire to belong to a corner of the internet inhabited and curated by people you trust are now at the forefront. Three years ago we had built almost everything

now at the forefront. Three years ago we had built almost everything *but* a crowdfunding site. But we also knew that building just another crowdfunding site wouldn't suffice.

We had a crazy idea.

BackerKit is building a new future for creators

We launched BackerKit Crowdfunding in 2022, making BackerKit **our first, true end-to-end crowdfunding platform**. In three short years, we raised the bar – for *everyone*.

90%
Crowdfunding
Success Rate

40%
Had Their Best
Project Ever

35%
Additional Funds
Raised Post Campaign

Our new crowdfunding platform powers record-breaking campaigns

We. Set. Records.

1st

Fastest project to reach $10M in crowdfunding

Most raised day 1 total in crowdfunding

Plushie campaign across all crowdfunding platforms

PAIGN IN CROWDFUNDING · #1 FASTEST PRO

It's why creators like Brandon Sanderson, the #1 New York Times bestselling author chose BackerKit for his latest campaign, which raised over $23M.

> "We hit $23 million which is more than I had guessed for this. We only had two books this time, and we did more than half when we had four books, so that's pretty incredible."

 **Brandon Sanderson**

Our latest invention, Collab-Funding, is driving 10x growth

We invented Collab-Funding, a game-changing approach to crowdfunding that allows creators to launch projects together for greater impact. Collab-Funding turns crowdfunding into a multiplayer experience that gets creators:

- **More fans** by sharing audience exposure with other talented creators

- **More funds** through inspired collaborative rewards and seamless cross-promotion tools

- **And way more fun** by partnering with cool creators and running campaigns together



Cross-Collab (2 Creators)

Creators can run a campaign as a pair



Group Collab (3+ Creators)

Creators can lead their own group of creators



Topia

A BackerKit-led event with tens of hundreds of creators

Each type of Collab-Funding campaign boosts pledges through powerful collaborative incentives encouraging fans to back multiple projects to earn exclusive rewards. The network effects of Collab-Funding also empower creators to connect and grow their creative network through matchmaking as well as through BackerKit's Creator Community Discord, one of the most active and supportive Discord communities in crowdfunding.

Collab-Funding is exhibiting break-neck performance across creator and backer acquisition, retention, referral, and advocacy.

 **63%** New Backer Acquisition Rate

 **10x** Creator Retention Rate

 **87%** Creators Recommend Collab-Funding

 **1:4** Average Creator Referral Rate

More Fans

80% — the highest overlap of backers supporting both projects in a Cross-Collab campaign

More Funds

2x average pledge increase

Longest overtime mode was **48 hours**

More Fun

98% success rate

50% creators more likely to use the product again

100% success rate for

On average, backers pledged to **3.39 projects**

Raised an additional **$79k**

Group-Collabs

BackerKit enables creators to build and engage their fandoms

Designed with growth in mind, BackerKit put creators and their - not just their projects - at the center and delivered crowdfunding like never before:

- **We're putting creators at the center:** We've made crowdfunding a more repeatable, reliable source of funding
- **We're creating access new funding avenues:** We've reimagined how campaigns start, end and how many creators can run them together
- **We're building this for creators and their fans:** We've released industry-first tech that ratchets up returns in and across each campaign, deepening relationships with fans

The result? Our creators, project volume, backer audiences, and funds raised grew at an exponential rate. Everything we do is in service of creator success, and making sure they see more fans, more funds and more fun.

We're outpacing the old guard year over year

16x BackerKit Pledge Volume
10x BackerKit Projects Launched
7x Collab Funding Pledge Volume

3x	**Collab Funding Projects**
1x	Other Platforms Projects Launched
1x	Other Platforms Pledge Volume

We're designing a new blueprint

The future of independent creators hinges on the innovation of entirely new models of growth and discovery. The new pillars of the industry should be built on trusted networks that supercharge returns across multiple channels.

We'll get there quickly by:

- **Accelerating the runaway success of Collab-Funding**: Leverage the proven network effects of creator collabs as a catalyst for exponential growth

- **Maximizing returns for creators and backers through Fandom:** Continue to generate powerful growth engines for the crowdfunding tech stack. This will help creators engage, convert and grow their fanbase.

- **Landing and expanding:** Further capture the creator market by reaching new audiences in the booming multi-billion-dollar Creator Economy.

By moving with the shifts in creator and consumer behavior, we can give creators and fans what they want and deserve – **more collaboration, choice,** and **control** over the creative future they share.

We're bringing our growth engine

to the $260B creator economy

The creator economy is rapidly expanding, growing at a 17.7% cumulative annual growth rate with 207 million+ creators worldwide seeking new ways to activate their audience and add new revenue streams to grow their business.

We're the team to do this.

We're at the right place at the right time. and the market is growing, **Fast.**

The total market size is projected to grow to nearly **$690B by 2030**


2025
2026
2027
2028
2029
Millions
Global Pledge Management Tool **9% CAGR**
Global Rewards based Crowdfunding **11.6% CAGR**
Global Creator Economy **17.7% CAGR**

BackerKit is now the best positioned to reintroduce crowdfunding to this vast, new generation of creators which includes influencers and digital content creators.

Our creator-centric platform generates $23.7M+ in annual revenue

We bootstrapped our way to profitability, putting aside enough money to invest heavily in our new crowdfunding platform over the last 2 years.



The crowdfunding platform has runaway success.



The pledge volume on our platform is accelerating YoY



And we already have some wildly successful early adopters! Here are just a few creators who made a successful leap into crowdfunding, bringing their boldest ideas and most fervent fans to BackerKit.

This mission is showing the first signs of success





Ultrainfinite
Got started on Etsy

Raised $54,914 on BackerKit



Louie's Loops
Got started on YouTube

Raised $150,096 on BackerKit

Studio Flimpo
Got started on TikTok

Raised $66,909 on BackerKit



MCDM Productions
Got started on YouTube

Raised $4,600,520 on BackerKit

We win when our creators win

Our revenue comes directly from the funds our creators raise, ensuring that our success is directly tied to theirs. With 90% of projects successfully funded, compared to the industrywide average of 42%, we help creators win big and more often.

With the launch of our next-generation crowdfunding platform, we've doubled pledge volume year-on-year. We've grown by helping creators succeed, not by charging upfront fees or locking them into rigid contracts.

And when they win, we all win.

Our primary revenue streams include

Supporting creators fosters a loyal and passionate community, ensuring long-term partnerships and a culture where everyone creators, backers, and the platform-wins together.

Campaign Fees

We earn a percentage of total funds raised

Commission from Add-ons

Additional fees are applied for add-ons, pre-orders, and

Performance Marketing Services

We charge a higher commission for sales

	other post-campaign sales	directly attributed to our advertising efforts, plus reimbursement for the ad spend

But how did we get here?

BackerKit created the original crowdfunding growth engine

The pledge manager. We invented it. We perfected it.

BackerKit's pledge manager started out as a tool that helped creators with the painstaking parts of crowdfunding and quickly became the backbone of the crowdfunding economy. By addressing a critical market need, we single-handedly invented an entirely new category that became the growth engine for creator crowdfunding.

The Crowdfunding Journey

BackerKit Crowdfunding is the Solution for All

Before the campaign	During the campaign	After the campaign
		Pledge Management

As one of the most trusted names in crowdfunding, we've powered a large share of all crowdfunding campaigns and racked up some eyepopping milestones along the way:

- More than $3.7 billion in funds managed

- More than $650 million paid out directly to creators

- Over $113 million in cumulative revenue

- Fulfilled orders for every $1 in $4 dollars raised on Kickstarter in 2024

- Over 10,000 creators and 15 million backers served

But we didn't stop there. We grew our platform to include all the tools creators needed to be successful for the long haul. If creators lost sleep over it, BackerKit found a solution helping them get back to doing what they loved: creating awesome stuff for the world and their backers.

Led by YC alum with experience scaling to 100M+ users



Maxwell Salzberg
CEO & Co-Founder



Rosanna Yau
CCO & Co-Founder



Alexandra Cavoulacos
COO

  McKinsey & Company

 

BackerKit was built by the original problem solvers of crowdfunding. Our leadership team consists of seasoned entrepreneurs who have founded six companies and scaled them to 100M+ users, including two exits.

We're backed by visionary investors who backed Patreon and reddit

 

Sahil Lavingia
CEO, Gumroad

Garry Tan
CEO, Y Combinator

 

Invest in BackerKit and continue to fuel the creator economy

We want our investors to have the same fun they do on our platform.

Not only are we offering equity in BackerKit — giving you the opportunity to own a piece of our success — we also have rewards at each tier! Each tier builds upon the last, so you get the rewards in your tier and all of the ones underneath it!

$100
- ✔ $100 Future Equity in BackerKit
- ✔ Digital Investor Bronze Badge on BK Crowdfunding
- ✔ Name listed on BK Community Investors Page on BackerKit

$500
- ✔ $500 Future Equity in BackerKit
- ✔ Digital Investor Silver Badge on BK Crowdfunding
- ✔ 5 pin set

$1,000
- ✔ $1,000 Future Equity in BackerKit
- ✔ Digital Investor Gold Badge on BK Crowdfunding
- ✔ Expert 30-min crowdfunding strategy deep dive with our team

$5,000
- ✔ $5,000 Future Equity in BackerKit
- ✔ Digital Platinum Badge on BK Crowdfunding
- ✔ Collab-Funding event of your choice

$10,000
- ✔ $10,000 Future Equity in BackerKit
- ✔ T-Shirt - Diaspora reprint (one of our original Kickstarter rewards for our KS campaign)
- ✔ $10,000 in Creator Crowdfunding Platform Credits

$25,000
- ✔ $25,000 Future Equity in BackerKit
- ✔ Mini Mystery Box of our favorite BackerKit Crowdfunding projects
- ✔ $25,000 in Creator Crowdfunding Platform Credits

$50,000
- ✔ $50,000 Future Equity in BackerKit
- ✔ Sponsor shoutout at our convention Axe Throwing Party + exclusive invite!
- ✔ $50,000 in Creator Crowdfunding Platform Credits


$100,000
- ✔ $100,000 Future Equity in BackerKit

$100,000
- $100,000 in Creator Crowdfunding Platform Credits

$250,000
- $250,000 Future Equity in BackerKit
- $250,000 in Creator Crowdfunding Platform Credits
- Reward bundle or Mystery Box of our favorite BackerKit Crowdfunding projects

$500,000
- $500,000 Future Equity in BackerKit
- $500,000 in Creator Crowdfunding Platform Credits

$1,000,000
- $1,000,000 Future Equity in BackerKit
- $1,000,000 in Creator Crowdfunding Platform Credits

* Platform fee discounts increase with the amount you invest. For investments of $10-50k, creators will receive 10% off your crowdfunding platform invoices up to the invested amount. For investments of $100-500k, creators will receive 15% off your crowdfunding platform invoices up to the invested amount. For investments of $1,000,000 or more, creators will receive 20% off your crowdfunding platform invoices up to the invested amount.

Creators. Backers. Investors. Let's own this together.

Our platform isn't just software—it's the product of working in tandem with the best creators in crowdfunding, that's many of **you**!

BackerKit's success is directly tied to the success of the creators who use our platform. By continuing to build the best tools for them, we strengthen the entire ecosystem and increase our value as a company.

We are focused on long-term growth, sustainability, and turning crowdfunding on its head. We want our creators to become investors with us on this journey. As BackerKit continues to scale, there are multiple potential paths for investor returns. These include an acquisition, IPO, stock buybacks, or dividends. If any of those words are new to you, don't worry. Click [here](#) to ask a question and we'll get back to you. While the exact strategy will evolve as the company grows, our priority is ensuring the best possible outcome for our creators, backers, investors, and team.

We're raising money to continue breaking the status quo and to grow the crowdfunding market, because that's what helps creators grow.

Back the new face of crowdfunding



This isn't just a platform, it's the future of crowdfunding.
Back us today

Just click **INVEST**